United States securities and exchange commission logo





                           June 12, 2024

       Lee Boyce
       Executive Vice President and Chief Financial Officer
       HAIN CELESTIAL GROUP INC
       221 River Street
       Hoboken, New Jersey 07030

                                                        Re: HAIN CELESTIAL
GROUP INC
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            Response Dated May
7, 2024
                                                            File No. 000-22818

       Dear Lee Boyce:

              We have reviewed your May 7, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23,
       2024 letter.

       Form 10-K for the Fiscal Year Ended June 30. 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of Non-U.S. GAAP Financial Measures to U.S. GAAP Financial Measures, page
       34

   1. We have considered your response to prior comment 1. We believe that decisions about the timing, method, and
pricing of dispositions of inventory are normal, recurring
                                                        activities integral to
the management of an ongoing business. Please confirm to us you will no longer exclude
inventory write-downs from your non-GAAP financial measures.
 Lee Boyce
HAIN CELESTIAL GROUP INC
June 12, 2024
Page 2

       Please contact Anne McConnell at 202-551-3709 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameLee Boyce                             Sincerely,
Comapany NameHAIN CELESTIAL GROUP INC
                                                        Division of Corporation
Finance
June 12, 2024 Page 2                                    Office of Manufacturing
FirstName LastName